06017163

LEGAL SERVICES
since 1907

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3628
Washington, D.C. 20549

SUPPL

Reykjavik, 18 September
File no. 90-06-0243

Re: Actavis Group hf. (File No. 82-34959)
Submission Pursuant to Rule 12g3-2(b)(iii)

Ladies and Gentlemen:

By letter dated February 13, 2006, a submission to the Securities and Exchange Commission (the "SEC") was made on behalf of Actavis Group hf. (the "Company") in order to establish the Company's exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to Rule 12g3-2(b) promulgated under the Exchange Act. We are furnishing this letter and the enclosed documents in order to maintain the Company's exemption and to comply with the requirements of Rule 12g3-2(b)(1)(iii) of the Exchange Act.

Pursuant to Rule 12g3-2(b)(4), the information contained in, and the documents enclosed with, this letter are not deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act. Furthermore, pursuant to Rule 12g3-2(b)(5), neither this letter nor the furnishing of such information and documents will constitute an admission for any purpose that the Company is subject to the Exchange Act.

The information set forth below is a summary of documentation which the Company has made public pursuant to Icelandic law or stock exchange rules, filed with a stock exchange (and which was made public by that exchange) and/or distributed (or made available for distribution) to its securities holders:

1. News release (18 September 2006): Actavis Group hf. announces that it does not intend to raise its offer for PLIVA following the increased offer of Barr pharmaceuticals on 11 September 2006. (enclosed).

If the SEC has any questions or requires any further information, please contact the undersigned at +354 5 400 300. Finally, I would greatly appreciate your acknowledging receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to me by fax. The number is +354 5 400 301.

Sincerely yours,
On behalf of Actavis Group

Höskuldur Eiríksson, associate
LOGOS legal services

Dw 10/2

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3628
Washington, D.C. 20549

Reykjavik, 18 September
File no. 90-06-0243

Re: Actavis Group hf. (File No. 82-34959)
Submission Pursuant to Rule 12g3-2(b)(iii)

Ladies and Gentlemen:

By letter dated February 13, 2006, a submission to the Securities and Exchange Commission (the "SEC") was made on behalf of Actavis Group hf. (the "Company") in order to establish the Company's exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to Rule 12g3-2(b) promulgated under the Exchange Act. We are furnishing this letter and the enclosed documents in order to maintain the Company's exemption and to comply with the requirements of Rule 12g3-2(b)(1)(iii) of the Exchange Act.

Pursuant to Rule 12g3-2(b)(4), the information contained in, and the documents enclosed with, this letter are not deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act. Furthermore, pursuant to Rule 12g3-2(b)(5), neither this letter nor the furnishing of such information and documents will constitute an admission for any purpose that the Company is subject to the Exchange Act.

The information set forth below is a summary of documentation which the Company has made public pursuant to Icelandic law or stock exchange rules, filed with a stock exchange (and which was made public by that exchange) and/or distributed (or made available for distribution) to its securities holders:

1. News release (18 September 2006): Actavis Group hf. announces that it does not intend to raise its offer for PLIVA following the increased offer of Barr pharmaceuticals on 11 September 2006. (enclosed).

If the SEC has any questions or requires any further information, please contact the undersigned at +354 5 400 300. Finally, I would greatly appreciate your acknowledging receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to me by fax. The number is +354 5 400 301.

Sincerely yours,
On behalf of Actavis Group

Höskuldur Eiríksson

Höskuldur Eiríksson, associate
LOGOS legal services

Actavis Responds to Barr Pharmaceuticals Increased Offer for PLIVA

18.9.2006 10:10:23

Flokkur: Fyrirtækjafréttir

Prenta

Reykjavik, Iceland, 18 September 2006 - Actavis Group (ICEX: ACT), the international generic pharmaceuticals company, has noted the increased offer published on September 11th, to acquire PLIVA (LSE: PLVD; ZSE: PLVA-R-A), announced by Barr Pharmaceuticals (NYSE: BRL).

The Board of Actavis believes that its current offer of HRK 795 per share represents a full and fair price for PLIVA's shares including synergies expected to be realized through the combination with Actavis. On this basis, Actavis has no plans to increase its offer for PLIVA at this stage. Accordingly, Actavis will take the necessary steps to ask the Croatian Financial Services Supervisory Agency to release the guarantee that the Company has provided.

Actavis confirms that, as previously notified, it controls approximately 20.8% of the outstanding shares of PLIVA through direct ownership and option agreements. Actavis will continue to follow closely the progress of the bidding for PLIVA, and reserves the right to apply to re-enter the process. In the meantime, Actavis will continue to build upon its strong underlying business and pursue other opportunities to deliver enhanced returns to shareholders.

Commenting, Robert Wessman, President and CEO of Actavis said:

"While we continue to believe that the combination of our two businesses would create one of the most exciting companies in our industry and a solid platform from which to achieve substantial future growth, we will not compromise our growth plans by overpaying for acquisitions despite very strong synergies"

Enquiries:
Actavis Group
Halldor Kristmannsson
Vice President of Corporate Communications +354 840 3425 / +354 550 3300
E mail: hkristmannsson@actavis.com

Financial Dynamics
David Yates (London) + 44 207 269 7156
Charles Armitstead (New York) +1 917 496 3840

About Actavis Group
Celebrating its 50th anniversary this year, Actavis is one of the world's leading generic pharmaceutical companies specializing in the development, manufacture and sale of generic pharmaceuticals. Based in Iceland, the company has operations in over 30 countries, with over 10,000 employees. The company's market capitalization is approximately EUR2.3bn (US$3 billion) and it is listed on the Iceland Stock Exchange. Actavis expects 2006 sales to total EUR1.4bn, with approximately one-third of these sales coming from the United States, the company's single largest market.

More information about Actavis can be found at www.actavis.com.

Actavis hækkar ekki tilboð sitt í PLIVA

Í kjölfar tilkynningar Barr Pharmaceuticals um að hækka tilboð sitt til hluthafa PLIVA, hefur stjórn Actavis ákveðið að hækka ekki tilboð sitt í félagið að svo stöddu. Stjórn félagsins telur að núverandi tilboð þess til hluthafa PLIVA að upphæð 2,5 milljarða bandaríkjadala endurspegli vel virði félagsins. Í samræmi við framangreint mun Actavis hafa samband við fjármálaeftirlit Króatíu í því skyni að losa þá ábyrgð sem félagið hefur lagt fram vegna tilboðs síns í hlutafé PLIVA.

Bein og óbein eignaraðild Actavis nemur 20,8% af heildarhlutafé í PLIVA og mun félagið fylgjast með framvindu söluferlisins og áskilur sér rétt til að ganga aftur inn í það ferli.

Róbert Wessman, forstjóri Actavis:
"Við teljum að samruni Actavis og PLIVA sé áhugaverður en í samræmi við stefnu okkar um að greiða ekki of hátt verð fyrir þau félög sem við kaupum, þá teljum við að erfitt sé að réttlæta hærra verð fyrir félagið.

"Við teljum að vaxtartækifæri félagsins liggi víða og munum við halda áfram að efla góða undirliggjandi starfsemi félagsins. Afkoma Actavis og vöxtur hefur verið sérlega góður og samhliða sókn okkar inn á nýja markaði, munum við halda áfram að leita áhugaverðra tækifæra til að skipa félaginu í hóp stærstu samheitalyfjafyrirtækja heims."

Frekari upplýsingar veitir:
Halldor Kristmannnsson
Innri og ytri samskipti
535 2300 / 840 3425
Póstfang: hkristmannsson@actavis.com